600 17th Street, Suite 2700, Denver, Colorado 80202

Main:  (720) 889-2211   Fax:  (720) 889-2222

January 23, 2013

Matthew Crispino

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street

Washington, DC  20549

Re:

maniaTV Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 23, 2013

File No. 333-185270

Dear Mr. Crispino:

This letter will serve as a response and/or explanation with respect to the comments in your letter dated December 28, 2012 (the “Comment Letter”) regarding maniaTV Inc. (“maniaTV” or the “Company”).  The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference.  A response to each comment is set forth immediately below the text of the comment.

General

1.

Prior to the anticipated date of the effectiveness of your registration statement, disclose the name of the insured depository escrow institution where funds raised by this offering will be held pending the receipt of the minimum amount of funds.  Describe the arrangements between Corporate Stock Transfer, Inc. and the insured depository escrow institution with respect to the escrow account and explain whether the depository escrow institution is a party to the escrow agreement.

The disclosures requested have been added in footnote (2) of the cover page of the Prospectus.  This footnote also includes a sentence describing the relationship between the bank and transfer agent.

2.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

United States Securities and Exchange Commission

January 23, 2013

Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

There are no written communications that have been or will be presented to potential investors other than the final prospectus, and there have not been any research reports prepared about the company.

Registration Statement’s Facing Page

3.

The EDGAR system indicates that maniaTV Inc.’s primary standard industrial classification code number is 7374.  Please revise.

The standard industrial classification code number has been changed to 7374.

Prospectus Cover Page

4.

Please confirm that your prospectus cover page will be no more than one page in length.  Refer to Item 501(b) of Regulation S-K.

The final prospectus cover page will be no more than one page in length.

Prospectus Summary

5.

Please provide at the beginning of the summary and the business section on page 43 a discussion of the current state of your business operations.  We note, for example, that you appear to currently operate a website.

We have added a sentence regarding the current state of business operations on pages 5 and 44.

Risk Factors, page 11

General

6.

Please advise whether you intend to register a class of securities under Section 12 of the Securities Exchange Act.  If not, include a risk factor that informs potential investors that you will be not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants.  Briefly explain how those requirements vary from those imposed on fully reporting issuers.

Although we fully intend to register the common stock under Section 12 we have added a risk factor which addresses the issues raised in your comments 6 and 7.  The new risk factor is on page 25.

United States Securities and Exchange Commission

January 23, 2013

7.

It appears reasonably likely that you will have less than three hundred record holders at your next fiscal year end and at the conclusion of the offering.  As such it appears that there is a significant risk that your reporting obligations under Section 15(d) of the Securities Exchange Act will be suspended under that statutory section and that you will not be required to provide periodic reports following the Form 10-K that will be required for the fiscal year in which your registration statement becomes effective.  Please provide a risk factor that addresses these circumstances and the resulting risks to potential investors.

Please see the new risk factor on page 25.

8.

We note that based on the terms of the offering you may deposit in your escrow account an amount of the offering proceeds exceeding $250,000.  Please add a risk factor which notes that the offering proceeds exceeding $250,000 will not be federally insured by the FDIC, as deposit insurance is currently limited to $250,000.

Please see the new risk factor on page 25 regarding this risk.

Plan of Distribution, page 28

9.

Please disclose the circumstances under which you would expect to extend the offering period for an additional 90 days and how you will inform purchasers who already have submitted funds of an extension.

Please see the disclosure which has been added in the Plan of Distribution on page 30.

Principal Stockholders, page 36

10.

You indicate in Footnote 1 that you have not included in Mr. Massey’s beneficial ownership the 416,667 shares of Class A common stock owned by EBX V, L.P. over which Mr. Massey exercises voting control because he has no pecuniary interest in the shares.  Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest.  Refer to Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a). Accordingly, revise Mr. Massey’s beneficial ownership to include the shares of Class A common stock owned by EBX V over which he has voting power, or advise.

We have revised the beneficial ownership of Mr. Massey to include the 416,667 shares of Class A common stock.  Please see pages 38 and 39.

United States Securities and Exchange Commission

January 23, 2013

Description of Business, page 43

11.

We note that you reference third-party source materials in support of the industry data included in your document.  We note, by way of example, the September 2012 report released by eMarketer and the April 2012 report published by IAB and PwC.  Please provide us with copies of all third-party reports referenced in your document.  Such copies should be marked or highlighted to show the information from the report that is referenced in your document.  You should also include cross-references to the page in your document where such information is cited.  Finally, tell us whether any of these third-party reports were prepared for you in connection with the preparation of this registration statement.

We have included as supplemental information copies of the reports and documents which support the industry data included in the prospectus, and we have indicated which page in the prospectus they refer to.  There have been no third-party reports prepared for maniaTV.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 54

Advertising Revenue, page 54

12.

You disclose that direct agency/client advertising is sold at a premium rate compared to revenue generated from advertising networks.  Please revise to quantify the approximate percentage or dollar amount of revenues generated from direct agency/client advertising for the periods presented.

Please see the last sentence which was added on page 55 under Advertising Revenue.

13.

You state that the size of your audience is a primary performance metric focused on by management in order to grow your revenue.  You go on to report the page views generated by your website for the periods covered by your financial statements.  Tell us whether you considered disclosing the number of unique users/unique visitors that visited your website during the periods covered by your financial statements so as to provide potential investors with a better understanding of the size of your website’s audience.

Please see the information added to the last sentence of the paragraph under Audience on page 55.

Future Liquidity and Cash Requirements, page 58

14.

We note your belief that you will be able to fund future cash requirements for operations from cash available, operating cash flows, additional borrowings, and issuance of equity

United States Securities and Exchange Commission

January 23, 2013

securities.  You go on to state that these sources of funds will be sufficient to continue your operations and planned capital expenditures.  Revise your disclosure to inform potential investors whether you believe these capital resources are sufficient to cover your cash needs for the next 12 months. Refer to Item 11(h) of Form S-1 and Item 303(a)(1) and (2) of Regulation S-K.  See also Section III.C of SEC Release No. 33-6835.

We have revised the disclosure to provide that management believes that the sources of funds will be sufficient for the next 12 months.  Please see page 59.

15.

Describe in this section the terms of the convertible note issued in February 2011 or include a cross reference to the discussion on page 40.  Refer to Item 303 of Regulation S-K and Section IV.B of SEC Release 33-8350.

We have added a cross reference to the discussion of the convertible note.  Please see page 59.

Consolidated Financial Statements

Notes to Financial Statements

Note 1. Organization, Operations and summary of Significant Accounting Policies

Revenue Recognition, page F-8

16.

On page 55 you disclose that revenues generated under certain arrangements with advertising agencies and brokers are reported net of amounts due to agencies and brokers. Please revise to disclose your related revenue recognition policy including the company’s consideration of the factors in ASC 605-45-45 in determining the appropriateness of net presentation of these revenues.

Please see the sentence added at the end of the Revenue Recognition footnote.

Item 17.  Undertakings, page II-3

17.

Given the nature of your offering, please advise as to why you have not included the undertaking related to Securities Act Rule 430C.  Refer to Item 512(a)(5)(ii) of Regulation S-K.

We have added the undertaking related to Securities Act Rule 430C.   Please see page II-4.

* * * * *

United States Securities and Exchange Commission

January 23, 2013

Thank you for your attention to this matter.  Please contact the undersigned if you have any questions or need any additional information.

Sincerely,

JIN, SCHAUER & SAAD LLC

By

      Jon D. Sawyer

SUPPLEMENTAL INFORMATION

1.

IAB Report

Supports statements in second paragraph on page 46 regarding internet advertising revenues (page 4 of this report) and that 2011 revenues from internet advertising surpassed cable television (page 19 of this report).

iab.

Executive summary

IAB Internet Advertising Revenue Report 2011 Full Year Highlights

Internet advertising revenues ("revenues") in the United States totaled $31.7 billion for the full year of 2011, with Q3 2011 accounting for approximately $7.8 billion and Q4 2011 totaling approximately $9.0 billion. Internet advertising revenues for the full year of 2011 increased 22 percent over 2010.

Key trends underlying 2011 results

Revenues increased 22% in 2011 — Internet advertising revenues in the U.S. totaled $8.97 billion in the fourth quarter of 2011, an increase of 15 percent from the 2011 third quarter total of $7.82 billion, and an increase of 20 percent from the 2010 fourth quarter total of $7.45 billion. 2011 full year internet advertising revenues totaled $31.74 billion, up 22 percent from the $26.04 billion reported in 2010.

"This historic moment, with an especially impressive achievement in mobile, is indicative of an increased awareness from advertisers that they need to reach consumers where they are spending their time--in digital media. Pushing past the $30 billion barrier, the interactive advertising industry confirms its central place in media. Across search, display, digital video, digital provides a wealth of opportunity for brands and consumers. With the proliferation of smartphones and tablets, it is likely that the tremendous growth in mobile will continue as these screens become even more crucial to the marketing mix."

- Randall Rothenberg, President and CEO, IAB

Mobile advertising increased 149% in 2011 - Mobile advertising in the US totaled $1.60 billion during the full year 2011, a 149% increase from the prior year total of $0.64 billion.

"The year 2011 saw mobile advertising become a meaningful category. By combining some of the best features of the internet, along with portability and location-based technology, mobile advertising is enabling marketers to deliver timely, targeted, relevant, and local advertisements in a manner that was not previously possible. It is for these reasons that we expect strong growth to continue with mobile advertising."

- David Silverman, Partner, PwC

PwC

4

iab.

Advertising market share by media

Internet advertising surpasses Cable TV in ad revenue

- Internet has continued to grow in significance when compared to other U.S. ad-supported media†.
- In 2011, Internet advertising revenues surpassed those of Cable Television (as defined below, including both National Cable Networks and Local Cable television).

Advertising Revenue Market Share by Media - 2011 (In Billions)

Broadcast Television *
$38.5
Internet
$31.7
Cable Television **
$30.0
Newspaper
$20.7
Magazines ***
$18.0
Radio
$15.2
Out of Home
$6.5
Video Games
$1.0
Cinema
$0.7

† The total U.S. advertising market includes other segments not charted here.
* Broadcast Television includes Network, Syndicated and Spot television advertising revenue.
** Cable Television includes National Cable Networks and Local Cable television advertising revenue.
*** Magazine includes Consumer and Trade magazines.

Sources: IAB Internet Advertising Revenue Report; PwC

PwC

19

2.

September 2012 e Marketer news release

Supports statements in second paragraph on page 6 and second paragraph on page 46 regarding growth in internet advertising (page 3 of this release).

Supports statement regarding Internet display advertising in the first paragraph on page 47 (see page 4 of this release).

Supports statement regarding Internet video advertising and Internet sponsorship advertising in the bottom paragraph on page 47 (see page 4 of this release).

US Digital Ad Spending to Top $37 Billion in 2012 as Market Consolidates – eMarketer New... http://www.emarketer.com/newsroom/index.php/digital-ad-spending-top-37-billion-2012-ma

Comparative Estimates: US Digital Ad Spending, 2010-2016
billions

	2010	2011	2012	2013	2014	2015	2016
Forrester Research, Aug 2011	-	$34.46	$41.00	$49.57	$58.51	$67.89	$76.62
Winterberry Group, Jan 2012	-	$34.60	$40.60	-	-	-	-
IDC, Oct 2011	$30.24	$34.41	$40.56	$47.25	$54.73	$62.43	
Barclays Capital, May 2012	$26.04	$31.74	$37.50	$44.00	$51.30	$58.90	$66.40
Jefferies, Sep 2012	$26.04	$31.74	$37.50	$44.08	$49.61	$54.40	-
ThinkEquity LLC, May 2012	$26.04	$31.74	$37.50	$43.70	$50.10	$56.30	$62.80
eMarketer, Sep 2012	$26.29	$31.99	$37.31	$42.50	$47.77	$51.95	$55.25
Pivotal Research Group, June 2012	-	-	$36.97	$41.94	$47.06	$52.56	$58.55
Citi Global Investment Research, Dec 2011	$26.04	$31.50	$36.50	$41.90			
GroupM, July 2012	$28.80	$32.80	$35.40	$39.90	-	-	-
J.P. Morgan, July 2011	$26.04	$30.60	$35.40	$40.20	$45.30	$49.60	
MAGNAGLOBAL, Oct 2011	$26.05	$31.12	$34.70	$37.02	$40.23	$43.41	$46.94
PwC, June 2012	$25.40	$30.10	$34.70	$39.80	$45.10	$51.00	$57.40
Deutsche Bank, July 2011	$25.60	$30.40	$33.60	$36.90	$40.10	$43.30	-
ZenithOptimedia, June 2012	$20.10	$26.00	$30.60	$36.20	$42.90		
Strategy Analytics, Feb 2012			$27.40				
[illegible] Apr 2012	$26.04	$31.74	-	-	-	-	-
[illegible] March 2012	$26.04	-	-	-	-	-	$47.00
Digital TV Research Limited, Oct 2011	$31.95	-	-	-	-	-	$39.9[illegible]

Source: eMarketer, Sep 2012; various, as noted, 2011 & 2012
144462 www.eMarketer.com

US Digital Ad Spending, by Format

3 of 8 1/3/2013 10:03 AM

US Digital Ad Spending to Top $37 Billion in 2012 as Market Consolidates – eMarketer New... http://www.emarketer.com/newsroom/index.php/digital-ad-spending-top-37-billion-2012-mai

US Digital Ad Spending, by Format, 2010-2016
billions

	2010	2011	2012	2013	2014	2015	2016
Search	$12.00	$15.10	$17.58	$19.76	$21.73	$23.32	$24.45
Display	$9.91	$12.33	$14.98	$17.67	$20.69	$23.13	$25.21
—Banner ads	$6.23	$7.56	$8.65	$9.60	$10.27	$10.87	[illegible]
—Video	$1.42	$2.00	$2.93	$4.14	$5.75	$6.99	$6.04
—Rich media	$1.54	$1.65	$1.82	$2.01	$2.38	$2.69	$3.03
—Sponsorships	$0.72	$1.12	$1.56	$1.90	$2.28	$2.59	$2.86
Classifieds and directories	$2.60	$2.58	$2.60	$2.71	$2.81	$2.88	$2.95
Lead generation	$1.34	$1.52	$1.71	$1.90	$2.09	$2.17	$2.20
Mobile messaging	$0.25	$0.25	$0.23	$0.23	$0.22	$0.21	$0.20
Email	$0.20	$0.21	$0.22	$0.23	$0.24	$0.24	$0.24
Total	$26.29	$31.99	$37.31	$42.50	$47.77	$51.95	$55.25

Note: includes advertising that appears on desktop and laptop computers as well as mobile phones and tablets on all formats mentioned; data through 2011 is derived from IAB/PwC data
Source: eMarketer, Sep 2012

144427 www.eMarketer.com

Search continues to be the leading digital ad spending format, although its share will begin to drop this year as the shares of rich media, sponsorships and video increase.

Display ad spending, which includes banner ads, video, rich media and sponsorships, will rise from 40.2% of total digital ad spending in 2012 to 45.6% of the total in 2016. Search's share of total digital ad spending will decrease from 47.1% in 2012 to 44.2% in 2016. Combined, spending on paid search and display advertising will account for more than 87% of all US digital ad spending this year.

US Digital Ad Spending Share, by Format, 2010-2016
% of total and billions

	2010	2011	2012	2013	2014	2015	2016
Search	45.7%	47.2%	47.1%	46.5%	45.5%	44.9%	44.2%
Display	37.7%	38.5%	40.2%	41.6%	43.3%	44.5%	45.6%
—Banner ads	23.7%	23.6%	23.3%	22.6%	21.5%	20.9%	20.4%
—Video	5.4%	5.3%	7.9%	9.7%	12.0%	13.4%	14.5%
—Rich media	5.8%	5.2%	4.9%	4.8%	5.0%	5.2%	5.5%
—Sponsorships	2.7%	3.5%	4.2%	4.5%	4.8%	5.0%	5.2%
Classifieds and directories	9.9%	8.1%	7.0%	6.4%	5.9%	5.5%	5.3%
Lead generation	5.1%	4.8%	4.6%	4.5%	4.4%	4.2%	4.0%
Mobile messaging	1.0%	0.8%	0.6%	0.5%	0.5%	0.4%	0.4%
Email	0.7%	0.7%	0.6%	0.5%	0.5%	0.5%	0.4%
Total	$26.29	$31.99	$37.31	$42.50	$47.77	$51.95	$55.25

Note: includes advertising that appears on desktop and laptop computers as well as mobile phones and tablets on all formats mentioned; data through 2011 is derived from IAB/PwC data
Source: eMarketer, Sep 2012

144428 www.eMarketer.com

4 of 8 1/3/2013 10:03 AM

3.

January 2012 ComScore Report

Supports statement in first paragraph on page 48 regarding Millennials (see page 1 of the report).

Supports statement in second paragraph on page 48 regarding the difficulty of persuading the Millennials with television advertising (see page 3 of the report).

Introduction

The Millennial generation is often viewed by marketers as one of the most valuable segments of the population, mainly due to the powerful combination of the group's massive size and strong purchasing power. Millennials are commonly defined as individuals born between 1981 and 2000, and there are approximately 79 million Millennials in the U.S. This segment dwarfs the 48 million Generation Xers (born between 1965 and 1980) and is the largest generation since the Baby Boomers (born between 1946 and 1964). The purchasing power of Millennials is estimated to be $170 billion per year, so it is no wonder that marketers are keenly interested in better understanding this group and how to effectively reach them.

One defining characteristic of Millennials is their comfort-level with new technologies. This is the first generation to grow up with computers in the home and in the classroom, not knowing a life without the Internet or cell phones. They are also accustomed to accessing an endless array of entertainment options via cable television, sophisticated gaming consoles and the worldwide web. This familiarity with technology has allowed Millennials to easily adapt to the accelerating level of innovation in our world, effortlessly transitioning from e-mail to instant messaging and from texting to tweeting. As Figure 1 illustrates, 93 percent of Millennials ages 18 to 34 are Internet users, compared to only slightly more than 40 percent of those age 55+.

Figure 1: Percent of Consumers Using the Internet by Age (Source: comScore, Inc.)

93%
88%
42%
Ages 18-34
Ages 35-54
Ages 55+

Beyond technology, there are other common characteristics unique to the Millennial generation. To begin, the diversity of this group cannot be ignored. As a nation that will make its way toward minority-majority status by the middle of the century, ethnic and cultural diversity has become the norm in the

comScore
PAGE 1

sales. (See Appendix for a detailed explanation of this measure). Ad recall, engagement and other diagnostic measures were also included as part of the analysis.

Collectively, the study included more than 500,000 women across four generational groups: Millennials (ages 16 – 29); Generation X (30 – 44); Baby Boomers (45 – 59); and Seniors (60+). It is important to note that only women were included in this research. Occasionally effectiveness for an ad differs by gender. Since women are the primary purchasers for most products, scores among women were consistently used.

The 2011 study is the fourth iteration of comScore research on advertising across generations. The prior studies were conducted in 1961, 1988 and 1999 (via ARSgroup, which was acquired by comScore in 2010). When relevant, findings from these studies are used as a point of comparison to the 2011 study results. Prior iterations of the study did not include digital creative analyses, and as such, there are no trended insights included as it relates to digital.

Millennials Response to Advertising

Trends for Television Advertising

Findings from the previous studies have consistently shown that television ads are less effective among younger consumers than among older ones, as measured by lift in SOC (See Figure 2). These results suggest that it is more difficult to persuade younger consumers with advertising messages than consumers from older generations. The 1999 study, which focused on Generation X, concluded that lower responsiveness to advertising among young consumers is at least in part a reflection of life-stage rather than generational factors.

comScore

PAGE 3

4.

October 11, 2012 WSJ article on Nielsen data

Supports statements in second paragraph on page 48 regarding the decline in younger viewers in both broadcast networks and cable channels (see pages 2 and 4 of the article).

Viewership Drops for Fall TV Season - WSJ.com http://online.wsj.com/article/SB10000872396390444657804578050851508091938.html

NBC/Associated Press

NBC's 'Revolution' is one of the early hits of the fall TV season.

One of the early hits of the fall television season tells a story of a world that suddenly goes dark. That show, NBC's "Revolution," is starting to look a lot like a metaphor for the broader world of TV.

Television viewing of both cable and broadcast networks among adults under age 50 fell for the first two weeks of the new fall season, Nielsen data show, a much weaker start than the industry experienced last year.

The major broadcast networks lost an average of 15% of their viewers in the 18-49 demographic compared with the first two weeks of last season. In that same group, viewership of ad-supported cable channels dropped 1%, according to Nielsen.

The figures show less of a decline among people over 50, indicating that overall television audiences are getting older. Among all adults, the declines at broadcast networks were 11% while cable's overall audience rose 4%.

While it is still early days, and the figures don't account for some delayed viewing on digital video recorders or video on demand, the data amount to unhappy news for the TV industry.

Viewership tends to be higher in the

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Viewership Drops for Fall TV Season - WSJ.com http://online.wsj.com/article/SB10000872396390444657804578050851508091938.html

YouTube has paid hundreds of millions of dollars to media companies and entertainers to produce more professional content for the video website. WSJ's Amir Efrati looks at the channels on YouTube that are getting the most buzz.

Still, most advertisers are protected from depressed ratings by provisions in their contracts that require networks to provide additional ad time if audience levels don't meet certain guarantees.

The early results are promising for at least one network: NBC. Its 18-49 audience is up 11%, hinting at a nascent comeback for the network after years in the prime-time doldrums. NBC has been elevated by "Sunday Night Football," the highest-rated show on television, as well as the third season of its singing competition "The Voice," which has so far outshined its rival on Fox, "The X Factor."

"The Voice" has additionally provided a strong launching pad on Monday nights for NBC's new post-apocalyptic drama "Revolution."

NBC is a unit of Comcast CMCSA -0.60% Corp, while Fox is a unit of News Corp., NWSA -0.83% which also owns The Wall Street Journal.

Worst hit have been News Corp.'s Fox and CBS CBS +0.09% Corp's CBS, each down around 25% in the 18-49 demographic that is most important to advertisers. CBS continues to be the top-rated network but it has pulled one of its four new shows, comedy "Made in Jersey," from its Friday night time slot, the first such move by a broadcast network this season. Two of its other new shows, "Vegas" and "Elementary," have done well.

A few networks are still in the process of introducing their lineups, so the ratings for the weeks of Sept. 24 and Oct. 1 are just the first snapshot. ABC, for instance, didn't debut "Nashville," its most anticipated show, until this past Wednesday. ABC is owned by Walt Disney Co. DIS +0.18%

Some big-name cable channels have also experienced sharp declines in the 18-49 demographic, with a 41% decline at MTV and a 27% drop at Comedy Central, both owned by Viacom Inc., VIAB +1.19% and a 13% drop at News Corp's FX.

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5.

September 13, 2012 Daily Herald article about MTV awards

Supports statement in second paragraph on page 48 regarding drop off of viewers of MTV’s annual Video Music Awards (see page 2 of the article).

Where did all of MTV's viewers go? - DailyHerald.com
http://www.dailyherald.com/article/20120915/entlife/70915994(

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By Associated Press

NEW YORK — What a difference a year makes for MTV's "Video Music Awards," and not in a good way.

MTV's annual big event last week was seen by 6.1 million viewers, less than half of the 12.4 million who watched in 2011, when the show was believed to be MTV's most-watched program ever, according to the Nielsen Co., which measures media consumption.

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The show wasn't lacking for star power, with performances by Taylor Swift, Frank Ocean, Green Day, Pink and Alicia Keys with Nicki Minaj. But it aired on a Thursday this year, instead of a Sunday, when more viewers tend to be available. MTV also moved up the telecast by one hour to avoid competing with President Barack Obama's speech at the Democratic National Convention, and the 8 p.m. hour is early for MTV's young customers.

Still, MTV said the research company Trendrr said the awards were the top social media event of the year, with more than triple the Internet conversation as last year.

Otherwise, the return of football dominated prime-time television last week. Games between Pittsburgh and Denver (Sunday) and Dallas vs. the N.Y. Giants (Wednesday) topped the ratings with more than 20 million viewers.

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